Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SAZKA Entertainment AG

Commission File No. 001-39454

CNBC “Closing Bell” Interview – Cohn Robbins co-founders announce Allwyn SPAC deal

by Closing Bell | January 26, 2022

Gary Cohn and Cliff Robbins, Cohn Robbins co-founders and co-chairmen, and Robert Chvatal, Allwyn CEO, all join ‘Closing Bell’ to discuss the week’s volatile trading, why a SPAC deal was best for Allwyn and more.

[TRANSCRIPT]

Sara Eisen:	Cohn Robbins Holdings, the SPAC founded by Gary Cohn and Cliff Robbins, announcing a deal to take multinational lottery operator Allwyn public. Valued at $9.3 billion, the deal comes amid a rough year for the SPACs with the CNBC post SPAC index tumbling by nearly 60% just in the last 12 months. For more, let’s bring in Gary Cohn and Cliff Robbins, cofounders and co-chairmen of Cohn Robbins, along with Robin Chvatal, the CEO of Allwyn. Gentlemen, thank you all for joining us. It’s good to have you. Gary, just on the market volatility, another crazy day here. We’ve seen SPAC heavy redemptions. We’ve seen deals get canceled. Why did you guys decide to go through with this?

Gary Cohn:	So, Sara, thanks very much for having us. we’re excited to be here. We have a lot of great things to talk about. So, when Cliff and I decided to raise a SPAC a little over a year ago, we made one major commitment to our shareholders. We told them we would go out and find a real business. We spent the last year-plus looking at numerous opportunities, and we’re really excited to be here talking to you today about Allwyn. As you said, Allwyn is a leading multinational lottery player. What does that mean? It means that Allwyn has over 16 billion euros of wagers on its platform, has over 5,000 employees and over 64,000 points of sale and we’re expected to earn over $800 million of EBITDA in 2022. This is a real business. It’s in the lottery business. They run lotteries in five countries. They’ve got an amazing brand. There’s huge barriers to entry, and this business has been growing not only in the retail establishment, but Allwyn has built in an additional platform as well. There’s enormous expansion opportunities. This is a real business and something Cliff and I are very excited about.

Sara Eisen:	Alright so Robert, tell us about why you decided to go this route and go public via SPAC and not a traditional IPO, especially with all the noise around SPACs and some of investors shunning them lately.

Robert Chvatal:	Thank you for having me and it’s an exciting day for Allwyn, an exciting opportunity for us as a leading multinational lottery operator. And the reason we have evaluated several options, and still going together with Gary and Cliff, you know, seems to us as a great and compelling opportunity. First of all, you know, going public means excess to capital, and we can build on our successful track record of inorganic growth, which we’ve demonstrated over the past ten years. And secondly, U.S. market, U.S. lottery market is poised for growth due to the i-lottery adoption and this is something that we’ve demonstrated so well in five European markets, which Gary mentioned. So, in having a sponsor, patrons so to speak, which could help us to explore the partnerships in the new U.S. market is, in our view, very important.

Wilfred Frost:	I totally get, Cliff, I totally get the point that Gary mentioned, that there are huge barriers to entry, but at the same time, are there not quite binary hurdles to overcome for growth, namely, winning concessions and having to apply to them as opposed to having it all in your own control?

Cliff Robbins:	Thank you for that question. You know, we’ve done a lot of diligence on this, and the company operates with exclusive licenses in almost all of its jurisdictions, has a 100% track record of renewing those licenses, so this business is very, very resilient and very, very strong. And what’s happening now in Europe, and it’s quite dramatic, is the business is really accelerating because of the growth of the digital lottery. In the past, patrons, you know, bought tickets at gas stations and convenience stores and coffee shops. That’s still very much the case, but in the last three or four years, they have established a new generation of younger players who are buying their lottery tickets online, using their smartphones, and this is really super accelerating the growth. But if we know who the client is, we can make offers to them, their outfits are obviously more profitable than sure cause we’re saving commissions at the dealers, and importantly, it’s just really supercharging the growth of the business, so we’re seeing very, very strong organic growth in Europe on top of their strong growth we had in the retail presence. And as Robert said, the real opportunity is moving ahead. The company is going public in New York, but it’s really going to become a global player. Right now, we’re the only player in five countries in Europe, but we have an eye on coming to the states where it’s a huge market, very immature in terms of i-lottery and big opportunities ahead for Allwyn.

Sara Eisen:	So, so there’s the fundamental case, Gary, but I’m trying to engage a little, engage you on the markets a little bit because, you know, SPACs have been thrown into the category of the speculative bubble-licious parts of the market with meme stocks and crypto and now, you know, you’re bringing this deal in. I know you, you clearly have confidence in it and the growth potential in the United States so do you worry about the investment vehicle and potential withdrawals from investors, Gary, as a result of being a SPAC in this market where the liquidity tide is turning?

Cliff Robbins:	I’ll take that because I really want to talk about it as an investment, because as you point out, Sara, you know, this is really fundamental to the whole, the whole idea of the company going public in the States, and, you know, I’ve been investing for 35 years and this is one of the best investments I’ve ever seen that’s the standard that Gary and I had for looking at the comp… for a company. We were patient. We decided not to pursue many companies that wanted to go SPAC with us. Many of them were early-stage venture companies, immature companies, companies not ready for an IPO. Allwyn is completely different. This is an incredible investment opportunity. It’s coming at a big discount to our view of intrinsic value and where comps are trading and, most important and fundamentally, it’s a super investment. Gary and I have underwritten this investment, bringing it to our investors at 10.8 times EBITDA, which is a really, really super valuation. And we’re accomplishing that by doing two things. One, structuring the deal at an attractive valuation. But second, by, uh, by putting in place a unique structure, a novel structure for our SPAC holders to participate in the deal. And what we’ve done is we put together a pool of bonus shares. 8% of the shares in the SPAC, an additional 8% are bonus shares which we’re going to be offering for no compensation to our SPAC holders who stay in the transaction. And this will have two, uh, impacts. One, it will reduce the going in valuation from 11.5 where the deal was originally structured to 10.8. by offering these free shares, but second, and very uniquely, we’ve decided we only wanted to reward those stockholders who are going to stay in the deal. So, we are going to allocate this $6.6 million pool fully only to the non-redeeming stockholders. So, stockholders decide not to participate, they will have to be leaving behind quote/unquote their shares for the benefit of others, even further reducing their entry price. So, with the transaction on its merits we think is very compelling and, of course, this new structure, we think further rewards those investors who support the transaction.

Wilfred Frost:	Gary, I wondered, I mean, I presume you consider sports betting as a rival product in the same vicinity as people playing lotteries and clearly those companies have soared and then, and then pulled back quite aggressively and, and what about stock trading, as retail investors have piled in to that similarly those stocks like Robin Hood have had similar moves. Are those rival pursuits for consumers as i-lotteries? And do you worry what’s happened to those valuations? Yours might be cheap but might not have the same growth that it could have had as a couple years ago.

Gary Cohn:	So, well, thanks for the question. So, we’ve done enormous due diligence on this. If you look at the demographics of who plays a lottery, it’s, it’s different. It’s, it’s very different than sports betting. It’s different than any of the areas. In fact, this is more of an entertainment business where people are paying one or two euros or $1 or $2 a week and they’re doing it with a dream. They’re doing it with a dream of winning a lottery, winning a big bet. This is not a perpetual betting motion where you’re putting money into a gambling situation. This is a completely different business. It’s a different demographic. And we’ve got enormous history on this. So, you know, when we look at Allwyn, we’ve got a history of how people buy tickets in different parts of the economic cycle, and that’s what’s so exciting about this business. You know, yes, we’re in a volatile market environment right now, but if you look at our business, our business has thrived through all different parts of the economic cycle because we’ve got a huge diverse player population who come and play the game on a basis that they like. And it’s not around a game. Sometimes it’s around a bet. Sometimes it’s around Christmas, it’s around Valentine’s Day. It’s around their normal playing activity, which is different for every one of our customers.

Sara Eisen:	Gary, in the few minutes that we do have left, I do want to ask you about the market right now. Because we are witnessing some extraordinary swings and comebacks just in the last few days, a bumpy start to the year. I, I know you follow this stuff very carefully. So, so I’m wondering what your take is, as, as we embark upon a fed tightening cycle that may look more aggressive than, than the economy or the market can handle, whether stocks are still an attractive bet.

Gary Cohn:	Well, Sara, you and I have had prior conversations about the inflationary environment in the United States here, and the fact that we’re having both wage inflation as well as input inflation. And look, that’s a tough environment when you have inflation on both sides. It’s easier to fight one versus the other. We’ve got the reality that we have both right now and, obviously, the fed is getting into trying to fight inflation. We’ve seen their balance sheet activity first and we’re going to see their rate policy. We’ll get more information on rate policy tomorrow. When we start seeing interest rates go up, obviously, the discounted future value of earnings goes down. And so we’re starting to see or we have seen, we have seen the markets starting to try to figure out what the value of future earnings are. And I would call this a, a normal cycle. You’re seeing a cycle where we’re seeing compression multiples. You know, for the last six, seven, eight years we have seen expansion of multiples. Expansions of multiples is a great environment. When a company earns the same amount of money or a little more but their stock goes up overly proportional to what they earn, it’s a great, it’s a really easier, it’s an easier environment to understand what’s going on. When a company’s earning the same thing they did last year and the value of the stock goes down because you’re seeing multiple compression, it’s a much tougher environment. But it does feel to me, in some respects, that we’re trying to find a bottom here. We’ve had two really interesting days where the markets, you know, tried to test bottoms and it’s rallied into the close. And it does feel like we’re in a bottoming cycle right here. Hopefully we’re in a bottoming cycle but look, with our SPAC it’s not going to matter because we’ve got a great business here that can ride out through any cycle.

Wilfred Frost:	Gary, just one other quick final question for me as well if that’s okay about Goldman. And I just wondered what your take was. We’re in comp season, obviously, as you know, and they had great results, a record year. I’m just wondering what your take was on a number of high-profile departures in the last year or so. Of course you left yourself a few years earlier, but from Greg Lemkau to Eric Lane to Steven Scherr, and whether or not today a job at Goldman and Wall Street more broadly isn’t the same kind of holy grail for those ambitious people as it used to be, this sort of tradeoff of pay and enjoyment versus stress and hours, less attractive than it was a decade or so ago.

Gary Cohn:	So, Wilfred, look, I’ve been gone from Goldman for five years. So I’ll give you my opinion; it may not be based on the most up to date information. But on everything I know, Goldman is still an unbelievably attractive place to work. And people coming out of college today, both at the undergraduate and graduate level, are doing everything they can to find a job at Goldman and other bulge bracket firms. It’s still an unbelievable career path. And people have amazing careers. And Goldman Sachs, like some of the other banks, are very fortunate to have a very deep and very broad bench. You know, Goldman has always had natural turnover at the top of the organization, but they have been blessed to have an unbelievable deep bench and they continue to have a deep bench and they continue to thrive.

Sara Eisen:	Finally, Cliff, I just have to engage you because on the SPAC story, because Jim Cramer right now is tweeting. He’s on a rampage against SPACs. He says the SPAC blow down is hurting the markets, back buzz kill we must stamp out SPACs. They have become cockroaches. That the traditional IPO process works. He says enough, stop killing our markets with SPACs. And I’d love to have you respond since we’re here talking about that.

Cliff Robbins:	Yeah, I mean, you can’t generalize. I mean, I think that there have been excesses in the SPAC market in two folds. There’ve been many people raising SPACs who maybe didn’t have the experience in investing or managing companies. And certainly, there have been a lot of SPACs raised of companies that weren’t IPO-ready. You know, Gary and I have been patient to find the right company, and, you know, I think we have, you know, some experience in this regard. And we couldn’t be more excited about Allwyn. I mean, Allwyn is an IPO-ready company. It’s a company operating on all cylinders. It’s a company with $810 million of EBITDA, growing and expanding, organically and inorganically. It’s a company that could go public the regular way in a nanosecond. They want to go public with us cause they think that Gary and I can help them and I hope that we can. And I think coming to the states in a U.S. offering will really be, will really help them participate in the next stage of the i-lottery, which is going to be in the U.S., which is the largest lottery market in the world. And it’s rather immature in its development.

Sara Eisen:	Got it. Gentlemen, thank you. We appreciate it. On all topics. Gary, Cliff, and Robert.

All:	Thank you

*Publicly-accessible portion: https://www.cnbc.com/video/2022/01/25/short-cohn-robbins-co-founders-announce-allwyn-spac-deal-see-potential-growth-in-u-s-after-new-york-legalizes-sports-betting.html?__source=flipboard

*Full interview accessible to CNBC Pro subscribers or upon request:

https://www.cnbc.com/video/2022/01/25/pro-allwyn-going-public-via-9-point-3-billion-spac-deal-with-cohn-robbins.html

* * *

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the transaction between, among other parties, Cohn Robbins Holdings Corp. (“Cohn Robbins”) and SAZKA Entertainment AG (“Sazka”). Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Sazka’s and Cohn Robbins’ expectations with respect to anticipated financial impacts of the proposed business combination entered into between them (the “Transaction”), the satisfaction of closing conditions to the Transaction, and the timing of the completion of the Transaction. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form F-4 and other documents filed by Allwyn and Cohn Robbins from time to time with the Securities and Exchange Commission (the “SEC”). These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Sazka’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this document, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Sazka following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the Transaction and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Transaction may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline if sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Transaction, including the approval by Cohn Robbins’ shareholders, the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of Cohn Robbins’ securities; (8) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (9) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Transaction; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the industry in which Sazka operates; (14) the impact of the global COVID-19 pandemic; (15) Sazka’s ability to obtain or maintain rights or licenses to operate in any market in which Sazka operates; (16) the potential inability of Sazka to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Sazka’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Sazka and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Sazka or Cohn Robbins gives any assurance that Sazka or Cohn Robbins will achieve its expectations. None of Sazka or Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination between Cohn Robbins and Sazka. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Allwyn intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a preliminary prospectus of Allwyn and proxy statement of Cohn Robbins, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Cohn Robbins shareholders. Additionally, Cohn Robbins and Allwyn will file other documents regarding the Transaction with the SEC. Copies of the Form F-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by Cohn Robbins or Allwyn may be obtained free of charge at the SEC’s website at www.sex.gov. Before making any voting or investment decision, investors and security holders of Cohn Robbins are urged to read the Form F-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction because they will contain important information about the Transaction.

Participants in Solicitation

Cohn Robbins, Sazka and Allwyn and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cohn Robbins’ shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Cohn Robbins’ directors and officers in Cohn Robbins’ filings with the SEC, including Cohn Robbins’ registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of Cohn Robbins securities have changed from the amounts reported in Cohn Robbins’ registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Cohn Robbins’ shareholders in connection with the Transaction will be included in the Form F-4 when available. You may obtain free copies of these documents as described in the preceding paragraph.

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